SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34902

Deregistration under Section 8(f) of the Investment Company Act of 1940

April 28, 2023

<u>AGENCY</u>: Securities and Exchange Commission ("Commission" or "SEC")

<u>ACTION</u>: Notice of Applications for Deregistration under Section 8(f) of the Investment
Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment
Company Act of 1940 for the month of April 2023. A copy of each application may be
obtained via the Commission's website by searching for the applicable file number listed
below, or for an applicant using the Company name search field, on the SEC's EDGAR
system. The SEC's EDGAR system may be searched at
https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the
SEC's Public Reference Room at (202) 551-8090. An order granting each application will be
issued unless the SEC orders a hearing. Interested persons may request a hearing on any
application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the
relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the
relevant applicant below, or personally or by mail, if a physical address is listed for the
relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on
May 23, 2023, and should be accompanied by proof of service on applicants, in the form of an
affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing
requests should state the nature of the writer's interest, any facts bearing upon the desirability
of a hearing on the matter, the reason for the request, and the issues contested. Persons who

wish to be notified of a hearing may request notification by writing to the Commission's

Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

CornerCap Group of Funds /VA/ [File No. 811-04581]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to CornerCap Small-Cap Value Fund, a series of Managed Portfolio Series, and on November 18, 2022 made a final distribution to its shareholders based on net asset value. Expenses of $37,989.57 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on February 7, 2023, and amended on April 13, 2023.

Applicant's Address: 1355 Peachtree Street, North East Suite 1700, Atlanta, Georgia 30309.

FS Series Trust [File No. 811-23216]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to The Advisors' Inner Circle Fund III, and on April 11, 2022 made a final distribution to its shareholders based on net asset value. Expenses of $527,498 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund.

Filing Date: The application was filed on April 10, 2023.

Applicant's Address: 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

IndexIQ Trust [File No. 811-22185]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 7, 2018, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $2,500.00 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 5, 2023.

Applicant's Address: 51 Madison Avenue, New York, New York 10010.

ML of New York Variable Annuity Separate Account C [File No. 811-21119]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on March 21, 2023.

Applicant's Address: 4333 Edgewood Road Northeast, Cedar Rapids, Indiana 52499.

SunAmerica Income Funds [File No. 811-04708]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Touchstone Strategic Trust and Touchstone Funds Group Trust, and on July 16, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $7,150,960 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on November 23, 2022.

Applicant's Address: Harborside 5, 185 Hudson Street, Suite 3300, Jersey City, New Jersey 07311.

SunAmerica Senior Floating Rate Fund Inc [File No. 811-08727]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to the Touchstone Credit Opportunities Fund, a series of

Touchstone Funds Group Trust, and on July 16, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $7,150,960 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on November 23, 2022.

Applicant's Address: Harborside 5, 185 Hudson Street, Suite 3300, Jersey City, New Jersey 07311.

Torray Fund [File No. 811-06096]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Torray Fund, a series of The RBB Fund Trust, and on December 9, 2022 made a final distribution to its shareholders based on net asset value. Expenses of $170,354.55 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on March 6, 2023, and amended on April 17, 2023.

Applicant's Address: 7501 Wisconsin Avenue, Suite 750W, Bethesda, Maryland 20814.

VALIC Company II [File No. 811-08789]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to VALIC Company I, and on April 19, 2021 and May 24, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $5,298,100 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on August 16, 2022.

Applicant's Address: 2919 Allen Parkway, Houston, Texas 77019.

Zazove Convertible Securities Fund, Inc. [File No. 811-09189]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has 76 beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act.

Filing Dates: The application was filed on November 30, 2022, and amended on March 30, 2023.

Applicant's Address: 520 Lake Cook Road, Suite 178, Deerfield, Illinois 60015.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.